UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

VEMANTI GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92259A102

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue

Suite 2446

New York, New York 10170

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Tan Tran
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 420,155,000[1]
	8.	Shared Voting Power 6,500,000
	9.	Sole Dispositive Power 60,155,000[1]
	10.	Shared Dispositive Power 6,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,655,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 60.31%
14.	Type of Reporting Person IN

 1 Includes 26,665,000 shares of the Issuer’s common stock, par value $0.0001 per share, and 40,000,000 shares of the Issuer’s Series A preferred stock, par value $0.0001 per share. The Shares of Series A preferred stock are convertible into shares of common stock and vote with the common stock on the basis of each share of common stock being entitled to one vote and each share of Series A preferred stock being entitled to 10 votes.

2 Percentage calculated based on 70,524,209 shares of common stock, par value $0.0001 per share, outstanding as of October 13, 2023, plus 40,000,000 shares of common stock underlying the Series A preferred stock on an as-converted basis held by the Reporting Person.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 1 is hereby incorporated by reference into this Item 5.

As of the date of this Schedule 13D/A, Mr. Tran beneficially owns an aggregate of 26,655,000 shares of the Issuer’s common stock, issued and outstanding. 20,155,000 shares of common stock are directly owned by Mr. Tran, 3,250,000 shares are directly owned by his wife, Phoebe Tran and 3,250,000 are directly owned by his son, Jacob Tran. Collectively, Mr. Tran beneficially holds approximately 37.89% of the Issuer’s common stock.

Mr. Tran also holds 40,000,000 shares of Series A preferred stock, which constitute 100% of the Issuer’s preferred stock issued and outstanding as of the date of this report. The Series A preferred stock is convertible into shares of common stock and each share of Series A preferred stock is entitled to 10 votes.

Collectively, Mr. Tran holds 426,665,000 or 60.31% of the votes reported herein and is deemed to control and/or have shared disposition rights and voting rights over such votes.

There have been no other transactions in the shares of common stock of the Issuer effected by Mr. Tran during the past 60 days.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023	By:	/s/ Tan Tran
Tan Tran

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